Mail Stop 6010

May 27, 2008

Mr. Luis A. Mostacero
Vice President of Finance
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re: Paradigm Medical Industries, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **File No. 000-28498**

Dear Mr. Mostacero:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Critical Accounting Policies, page 24

1.   We note your disclosures in Note 1 and Note 8 regarding the valuation of the embedded derivatives and the warrants issues in connection with your convertible notes. In light of the significant management estimates and judgments in determining the values for each of the embedded derivatives and the warrants, please revise future filings to include a discussion here regarding the valuation of each of the embedded derivatives and the warrants. For each of the embedded derivatives and the warrants, discuss the valuation model used and the significant inputs to the valuation model. Include a discussion of how you determined the inputs. Refer to SEC Release 33-8350.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please have your auditor revise its report to add an explanatory paragraph referring to the restatement of the financial statements. File an amended Form 10-KSB that includes the entire Item 7 with the revised audit report. Refer to AU 420.12.

Note 8. Convertible Notes, page F-8

3.   We note your disclosures starting on page F-37 regarding the embedded derivatives in the convertible notes. With respect to the partial call option, please explain to us why you concluded that this feature represents an embedded derivative under SFAS 133. Please specifically tell us how you considered the guidance in DIG Issue B39.

4.   We note the convertible notes contain a provision whereby upon the occurrence of certain events of default, including the delisting of your common stock, you could be required to redeem the notes at 130% of the principal amount. Please tell us how you have analyzed this put feature under SFAS 133. Specifically, refer to paragraph 61(d) of SFAS 133 and DIG Issue B-16.

5.   We note your disclosures in the Form 8-K filed May 16, 2008 that you valued the embedded derivatives using a Monte Carlo simulation model. However, you state here that you valued the "conversion-related derivatives" using a binomial lattice model. In addition, we note the assumptions used in the binomial lattice model. Please address the following:

    •   Clarify for us how you valued the compound embedded derivative. As appropriate, revise your disclosures here or in the Form 8-K to correct this inconsistency.

    •   Your reference to "conversion-related derivative" could be confusing. Confirm that this reference relates to the compound embedded derivative that includes the conversion feature, interest rate reset feature and any put or call options. Revise your disclosures to clearly define the embedded derivatives included in the "conversion related derivative" reference.

- In light of the previous above, if you conclude that the put option does represent an embedded derivative, please explain to us why you believe your current valuation model appropriately accounts for the changes in value relating to the put option together with the other embedded derivatives.

6.   We note that in each of 2005, 2006 and 2007, a portion of the notes were converted and you recorded interest expense associated with the conversion in accordance with paragraph 21 of EITF 00-27 and EITF 98-5. Please address the following:

- Provide us with detailed journal entries to show us how you accounted for these partial conversions.

- In light of your conclusion that you determined that the conversion option is an embedded derivative and therefore not a beneficial conversion feature, please explain to us why you determined it was appropriate to account for the conversion in accordance with EITF 00-27.

Note 18. Reclassification and Restatement, page F-59

7.   We note you have presented restated annual and quarterly information here in this footnote. Please revise to clearly label any unaudited information (i.e., the quarterly information) as unaudited.

Item 8A. Controls and Procedures, page 39

8.   Please explain to us how management considered the restatement and significant revisions relating to the convertible notes in concluding that your disclosure controls and procedures were effective as of December 31, 2007.

Other

9.   We note that you have not yet filed your Form 10-Q for March 31, 2008. Please tell us when you plan to file this Form 10-Q.

10.   We note that you did not provide the three acknowledgements requested in our previous comment letter dated December 17, 2007. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgements in your response letter which addresses our comment above.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Accounting Branch Chief